Via Facsimile and U.S. Mail
Mail Stop 6010

November 8, 2007

Mr. Duncan Hayward
Chief Accounting Officer
Scottish Re Group Limited
PO Box HM 2939
Crown House, Second Floor
4 Par-la-ville Road
Hamilton, HM08
Bermuda

Re: Scottish Re Group Limited
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Amended Form 10-K for the Fiscal Year Ended December 31, 2006
Filed April 26, 2007
Form 10-Q for the Quarter Ended June 30, 2007
Filed August 14, 2007
File No. 001-16855

Dear Mr. Hayward:

We have completed our review of your Form 10-K and other related filings and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief